Exhibit 99.3

Q1— 2006

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2006 and March 31, 2005

(unaudited)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

TABLE OF CONTENTS

Page
Vision

4

Overview of Core Businesses

4-5

Key Performance Indicators

5

Consolidated Results of Operations

6

Summary of Quarterly Results

7

Core Business Strategy, Operating Performance and Outlook

8-16

Broadcasting	8-10
Entertainment	10-12
Motion Picture Distribution	12-15
Corporate and Other	15-16

Other Statement of Earnings Items

16

Liquidity and Capital Resources.

16-18

Related Party Transactions

19

Outstanding Shares

19

Off Balance Sheet Arrangements

19

Market Risk

19

Critical Accounting Policies and Estimates

19-20

Accounting Changes and Recent Accounting Pronouncements

20

Financial Instruments

20

Industry Risk and Uncertainties

20-21

Use of Non-GAAP Financial Measures

21-22

Management’s discussion and analysis of the financial position and results of operations is prepared at May 10, 2006, and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the notes therein.

This discussion may contain forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.  These forward-looking statements are based on certain assumptions and reflect the Company’s current expectations. The reader should not place undue reliance on them.  They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Some factors that could cause actual results to differ materially from those set forth in the forward-looking statements are:  audience acceptance of our filmed entertainment; our ability to attract advertising revenue; changes to the regulatory environment; actions of our competitors; technological change that increases competition or facilitates the infringement of our intellectual property;  cost of production financing; the loss of key personnel; and our relationship with filmed entertainment content suppliers.  Other risks and factors that could cause actual results to differ are described under the headings “Industry Risk and Uncertainties” and “Market Risk” in this discussion and in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2005. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

All dollar amounts are expressed in millions of Canadian dollars unless otherwise noted.

Vision

The Company is committed to expanding the way it delivers content to viewers by building on the strength of its brands and identifying new technologies that create innovative opportunities to deliver content.  Through its strong relationships with international broadcasting partners and its innovative approach to marketing and programming, the Company is proud to bring viewers the best in Canadian and international content.

Overview of Core Businesses

The Company’s principal business activities are Broadcasting, Entertainment and Motion Picture Distribution. These core businesses are supported by the Company’s Corporate and Other segment.  Over the past few years, the Company has transformed itself into a streamlined, broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and other related activities.

Broadcasting

The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels — Showcase, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel, IFC Canada and Fine Living.  Each of these channels carries a strong, clear brand which, the Company believes, enables it to distinguish itself and to excel in a competitive marketplace.  The channels are aligned in two core genres (“fact and fiction” and “lifestyle”) and are supported by a supply of high quality content acquired from leading domestic and international producers.  The Company also has a 50% interest in two established Canadian French-language specialty television channels (Series+ and Historia) and a minority interest in three other English-language specialty channels (ONE: The Body, Mind and Spirit Channel, Scream and The Score).

Entertainment

The Company is a 50% co-owner and co-producer of the successful CSI franchise, together with CBS Productions which holds the other 50%. The Company also distributes the CSI franchise throughout the world outside the United States.  CSI: Crime Scene Investigation, now completing its sixth season, with over 139 episodes delivered is currently the #1 dramatic series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 04/30/06), with an average weekly audience of 25.1 million viewers.  CSI: Miami, now completing its fourth season, with over 94 episodes delivered is one of the top five dramatic series on U.S. television, and remains the #1 show on Monday nights (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 04/30/06). CSI: Miami was named 2005’s biggest hit television series on a global basis (“Global TV Acquisitions” report, Informa Telecoms & Media, February 15, 2006, based on the number of times a program was listed in year-end Top 10 rankings worldwide). CSI: NY, now completing its second season, continues to be the #1 show for its timeslot and is currently rating 3% higher than the same period in the prior year (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+demo for 09/19/05 - 04/30/06). The Company continues to aggressively licence this valuable franchise in all available international markets and across all available media.

The Company also licences its library of approximately 1,000 titles representing approximately 5,500 hours of programming rights to broadcasters, distributors and other users in various territories throughout the world.

Motion Picture Distribution

The Company’s Motion Picture Distribution business is carried out through its 51% indirect ownership interest in Motion Picture Distribution LP (“Distribution LP”). Distribution LP is a leading distributor of motion pictures in Canada, with a growing presence in the United Kingdom through its subsidiary Momentum Pictures (“Momentum”), and in Spain through its subsidiary Aurum Producciones, S.A. (“Aurum”).

Movie Distribution Income Fund (the “Fund”), which is traded on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns the remaining 49% limited partnership interest in Distribution LP.

Distribution LP distributes motion pictures for theatrical release, in digital video disk (“DVD”) format and to television broadcasters (conventional/cable/Video on Demand (“VOD”)/Subscription Video on Demand (“SVOD”)).  In Canada, Distribution LP has exclusive output agreements with a diverse group of leading independent studios, including New Line Cinema, The Weinstein Company, Focus Features, Dimension Films, Miramax Films, IFC Films and Remstar.  The Company also distributes a catalogue of approximately 5,000 titles.  This library is available for exploitation in DVD and television.  By releasing a large number of motion pictures through multiple distribution platforms, Distribution LP creates a diversified portfolio of releases.  Monthly cash distributions to owners of the units of Distribution LP are paid out of the distributable cash generated by the business.

Corporate and Other

The Company’s Corporate and Other segment is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. With the exception of revenue, direct operating expenses and selling, general and administrative expenses, the following key performance indicators are not measurements in accordance with Canadian generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian GAAP.

Revenue  Revenue is a measurement defined by Canadian GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of products and services and is net of items such as trade or volume discounts and certain excise and sales taxes. It is one of the bases on which free cash flow, a key performance indicator defined below, is determined; therefore, it measures the potential to deliver free cash flow as well as indicates the level of growth in a competitive marketplace. The primary sources of revenues for the Company are outlined within the discussion of operating performance for each of the Company’s principal businesses.

Direct operating expenses  Direct operating expenses includes amortization of investment in film and television programs (costs of programming intended for broadcast, from which advertising and subscriber fee revenues are derived) and costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived. (see note 9 of the Company’s unaudited interim consolidated financial statements for further details).

Direct profit  Direct profit is defined as revenue less direct operating expenses. Management uses this key performance indicator to measure operating performance for each business segment.

Selling, general and administrative expenses Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy costs and overhead costs.

Earnings (loss) before undernoted (EBITDA) The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its three principal business activities representing Broadcasting, Entertainment and Motion Picture Distribution, and its ability to service and/or incur debt. It is calculated before (i) interest on long-term debt, (ii) non-cash expenses such as depreciation and amortization, except for amortization of investment in film and television programs and (iii) items not indicative of the Company’s core operating results, and not used in management’s evaluation of the business segments’ performance, such as investment gains and losses and foreign exchange gains and losses. See note on non-GAAP measures on page 21 for calculation.

Free cash flow Free cash flow allows the Company to fund its operations, and manage and maintain a flexible capital structure. See note on non-GAAP measures on page 21 for calculation.

Net indebtedness  Net indebtedness comprises the revolving credit facility and term loans net of cash and cash equivalents.  This is an important measure as it allows the Company to evaluate its ability to fund the Company’s operations and commitments for the foreseeable future.  The Company has been successful in its debt reduction objectives, and remains keenly focused on free cash flow generation, and has assessed its capital structure objectives (see page 18) to be a complementary way to enhance shareholder value.

Consolidated Results of Operations

The following table presents a consolidated summary of the Company’s operations for the three months ended March 31, 2006 and 2005 (in millions of Canadian dollars):

	(unaudited) March 2006	%(1)	(unaudited) March 2005	%(1)	% Increase (decrease) 2006 over 2005
Revenue
Broadcasting	69.7	25.7	62.5	23.6	11.5
Entertainment	101.1	37.3	101.7	38.4	(0.6)
Motion Picture Distribution	100.6	37.0	100.3	37.9	0.3
Corporate and Other	—	—	0.3	0.1	(100.0)
	271.4	100.0	264.8	100.0	2.5
Direct operating expenses
Broadcasting	32.3	46.3	30.2	48.3	7.0
Entertainment	64.8	64.1	66.2	65.1	(2.1)
Motion Picture Distribution	84.5	84.0	90.1	89.8	(6.2)
Corporate and Other	—	—	—	—	—
	181.6	66.9	186.5	70.4	(2.6)
Direct profit (2)
Broadcasting	37.4	53.7	32.3	51.7	15.8
Entertainment	36.3	35.9	35.5	34.9	2.3
Motion Picture Distribution	16.1	16.0	10.2	10.2	57.8
Corporate and Other	—	—	0.3	100.0	(100.0)
	89.8	33.1	78.3	29.6	14.7
Selling, general and administrative	37.8	13.9	39.7	15.0	(4.8)
Stock based compensation	3.6	1.3	(0.1)	—	—
Operating Expenses	41.4	15.3	39.6	15.0	4.5
Earnings (loss) before undernoted (EBITDA(2))
Broadcasting	20.1	28.8	16.1	25.8	24.8
Entertainment	32.6	32.2	31.2	30.7	4.5
Motion Picture Distribution	6.2	6.2	(1.7)	(1.7)	—
Corporate and Other	(10.5)	—	(6.9)	—	(52.2)
	48.4	17.8	38.7	14.6	25.1
Earnings from operations before undernoted (operating earnings (2))	34.7	12.8	31.2	11.8	11.2
Net earnings	21.5	7.9	23.2	8.8	(7.3)

Notes:

(1) The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted, net earnings and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2) See note on non-GAAP measures on page 21.

Summary of Quarterly Results

The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the twelve months ended March 31, 2006 and March 31, 2005 (in millions of Canadian dollars except for per share amounts):

	Quarter Ended				Quarter Ended
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Revenue	271.4	291.4	247.1	240.1	264.8	323.9	214.4	267.6
Direct profit (1)	89.8	119.5	79.2	89.2	78.3	98.0	74.7	73.3
Earnings
Earnings before undernoted (EBITDA)(1)	48.4	72.1	35.0	47.1	38.7	50.8	36.8	38.8
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)(1)	34.7	40.5	17.2	35.3	31.2	(10.4)	8.5	7.5
Net earnings before discontinued operations	21.5	24.8	12.2	10.7	23.2	9.1	18.9	7.0
Net earnings	21.5	24.8	12.2	10.7	23.2	9.6	18.9	3.2
Earnings per Common Share before discontinued operations
Basic	$0.50	$0.57	$0.28	$0.25	$0.53	$0.21	$0.44	$0.16
Diluted	$0.49	$0.56	$0.28	$0.24	$0.52	$0.21	$0.43	$0.16
Earnings per Common Share
Basic	$0.50	$0.57	$0.28	$0.25	$0.53	$0.22	$0.44	$0.07
Diluted	$0.49	$0.56	$0.28	$0.24	$0.52	$0.22	$0.43	$0.07

(1) See note on non-GAAP measures on page 21.

Results of operations for any period are dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

The CSI segment’s revenues are generally highest in the first, second, and fourth calendar quarters.  Revenues in the first and fourth calendar quarter are driven primarily by deliveries of first window CSI episodes to US and other English language broadcasters. Second calendar quarter revenues are driven by international foreign language first window sales of CSI, which generally lag US and other English language sales. The other revenue streams, including second window revenues, DVD and merchandising and licensing, are less seasonal but can have significant variations from period to period.

Revenues in the Entertainment – Other segment are dependent on the timing and number of film and television programs delivered to broadcasters and do not necessarily correlate to broadcast seasons. Consequently, results of operations for this segment may fluctuate significantly from period to period.

For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company’s specialty television channels is earned relatively evenly throughout the year.

A more detailed discussion of core business results follows on pages 8 to 16.

Core Business Strategy, Operating Performance and Outlook(1)

The Company’s principal business activities are Broadcasting, Entertainment and Motion Picture Distribution.

Broadcasting

The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels.  It also has a 50% interest in two Canadian French-language specialty television channels and a minority interest in three other English-language specialty television channels.  Canadian specialty television channels are niche programming services, centred around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e., cable, direct-to-home satellite (“DTH”), telecommunications system, or multipoint distribution system).  The Company’s channels are focused on two core genres – “fact and fiction” and “lifestyle” programming.

The Company is committed to growing its broadcasting presence by focusing on four key areas:  (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing and (iv) selectively pursuing new ways of exploiting content.

i.      Continue to develop strong channel brands in-house and with leading international broadcasters.  The Company’s channels have well-developed, recognizable brands. Some have been created by the Company (Life Network, Showcase, Showcase Action, Showcase Diva, and History Television).  Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel). Each of these brands has been developed to be recognized in a competitive marketplace.

ii.     Continue to offer high quality programming to support brands and drive ratings.  The Company’s channels offer high quality programming to its viewers. This approach has driven strong growth in ratings.  For the period January to March of 2006, three of the Company’s established analog channels ranked in the top 10 of all Canadian analog specialty networks(2).  In the same period, the Company also had four digital networks ranked in the top 10(3) with Showcase Action ranked first among all digital specialty television channels. Programming is sourced from leading Canadian and international producers (Trailer Park Boys, Six Feet Under, Rescue Me, Dead Like Me, Weeds, L Word) channel partners (e.g. Food Network: Iron Chef America, Unwrapped) and the Company itself (e.g. CSI: Crime Scene Investigation, CSI:Miami and the extensive library of programming rights owned by the Company).

iii.    Innovative and exceptional sales and marketing. Advertising sales growth stems from an innovative and integrated sales and marketing platform and a complementary portfolio of channels, which is primarily targeted at adults aged 25-54, a lucrative and relatively stable demographic segment.

iv.    Selectively pursuing new ways of exploiting content.  The Company may extend its own brands within Canada by selectively pursuing new digital channels or high definition (“HD”) or VOD/SVOD versions of its existing channels.  It may also acquire broadcasting assets that complement its current channel profile. The Company may expand the ways in which it delivers content to its viewers by providing content through emerging media, including mobile technologies and the internet.

The channels earn revenue from two primary sources:  money paid by advertisers who purchase advertising on the channel, and monthly fees paid by distribution undertakings based on the number of subscriptions to the channel.  The Company sells advertising nation-wide through its in-house advertising sales team and retains 100% of the available advertising inventory of approximately 12 minutes per hour.  Where the Company’s specialty television services are carried as part of the basic cable package, the subscriber fees are regulated by the Canadian Radio-television and Telecommunications Commission (“CRTC”).  Where the Company’s specialty television services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors.  Additionally, other Broadcasting revenues are generated from the rental of facilities and licence fees earned on the distribution of certain programming.

Continuing a six-year trend, the Company’s channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2005.  Our channels’ total regulated revenue grew by 16% during the

(1) Management focuses on and measures the results of its operations based on direct profit and earnings (loss) before undernoted, as presented on the Company’s unaudited interim consolidated statements of earnings, provided by each business segment (for further discussion on the business segments refer to note 9 of the Company’s unaudited interim consolidated financial statements). Also see non-GAAP measures on page 21.

(2)  Nielsen Media Research Mo-Su 6a-6a Average Minute Audience 01/02/06-04/02/06

(3)  Nielsen Media Research Mo-Su- 6a-6a Average Minute audience 01/02/06-04/02/06 broadcast year ended August 31, 2005, compared to an overall industry growth of 6%, as reported by the CRTC.  For the broadcast year ended August 31, 2005 the Company held a 10% market share of total regulated revenue in the specialty television sector.  The Company’s digital specialty television channels held a 41% market share of advertising revenue for digital specialty television channels, an increase of eight percentage points over the prior broadcast year, while the Company’s eight digital specialty television channels account for only 10% of total digital specialty television channels.

The Company has signed carriage agreements for all of its digital channels which have resulted in each of them being available to almost every digital household in Canada.  Our digital channels enjoy strong subscriber levels, each with between 980,000 and 1.4 million subscribers (with the exception of Fine Living Canada which was launched later than the other channels). During the quarter ended March 31, 2006, two additional digital channels surpassed the one million subscriber mark - BBC Canada and National Geographic Canada.  Six of our eight digital channels have now reached this level of subscribers.

The Company expects its seven established analog channels to demonstrate continued growth in advertising sales.  Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company’s eight digital specialty television channels is expected to be steady in terms of subscriber revenues, and strong in terms of audience growth and advertising revenues. Direct margin percentage for the full year is expected to be similar to the prior year as a higher direct margin percentage for the Company’s digital specialty television channels is offset by the incremental investment in programming and online initiatives.

Results of Operations

The following table presents a summary of Broadcasting operations for the three months ended March 31, 2006 and 2005 (in millions of Canadian dollars):

Three months ended March 31,	2006	2005	$ Increase (decrease)	% Increase (decrease)
Revenue	69.7	62.5	7.2	11.5
Direct operating expenses	32.3	30.2	2.1	7.0
Direct profit	37.4	32.3	5.1	15.8
Operating expenses	17.3	16.2	1.1	6.8
Earnings before undernoted (EBITDA)	20.1	16.1	4.0	24.8

For comparative purposes, the following table outlines supplemental information on the Company’s Broadcasting revenue that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars):

	Three months ended March 31,
Broadcasting Revenue	2006	2005
Analog channels
Subscriber	24.0	22.0
Advertising	33.4	30.1
Other	0.7	1.0
	58.1	53.1
Digital channels
Subscriber	8.9	7.3
Advertising	2.7	2.1
	11.6	9.4
Total Broadcasting	69.7	62.5

For the three months ended March 31, 2006, the analog channels recorded a 9.4% growth in revenue to $58.1 million from $53.1 million in the prior year.  Advertising revenue for the analog channels increased by 11.0% for the quarter compared to the prior year driven by higher inventory sell-out and by maximizing the value of the demographics the Company captures with its channels.  The growth in advertising revenue reflects strong growth in audiences, particularly for Showcase, Food Network Canada and HGTV Canada.  The Company expects growth in specialty television’s share of total television advertising revenue going forward.  According to the Television Bureau of Canada, Canadian specialty television channels comprise 26% of Canadian advertising revenue for the broadcast year 2004/2005(1). On the other hand, Canadian specialty television channels garnered 45% of the tuning that is available for the use of Canadian advertisers for that same period(2).

The digital specialty television channels contributed $11.6 million to revenue for the quarter ended March 31, 2006 compared to $9.4 million in the prior year, representing a 23.4% growth in revenue.  Subscriber revenue for the digital channels increased by 21.9% for the quarter compared to the prior year.  This favourable variance is a result of an increase in the number of subscribers across all channels in which the Company holds a controlling interest. As mentioned above, our digital channels enjoy strong subscriber levels, each with between 980,000 and 1.4 million subscribers (with the exception of Fine Living Canada which was launched later than the other channels).  Advertising revenue for the digital specialty channels grew by 28.6% to $2.7 million compared to $2.1 million in the prior year.  The Company’s digital specialty television channels’ advertising revenue growth was driven by volume as these newer channels continue to attract a growing number of audiences and generate a growing demand from advertisers. As previously noted, the Company has four digital networks ranked in the top 10 with Showcase Action ranked first among all digital specialty television channels.

Total paid subscribers for the channels in which the Company holds a controlling interest grew by 11.3% to 41.4 million subscribers at March 31, 2006, over the 37.2 million subscribers at March 31, 2005.

Broadcasting direct profit increased by 15.8% for the quarter ended March 31, 2006 over the prior year.  This growth in direct profit was as a result of increases in advertising revenues realized by the Company’s analog and digital channels as well as increases in the number of subscribers as previously explained, offset partially by higher direct operating expenses in the current quarter due to increased program spending to support growth in audiences as well as Canadian program expenditure requirements arising from growth in revenue in the prior year.

Broadcasting direct margin increased to 53.7% in the quarter ended March 31, 2006 compared to 51.7% in the quarter ended March 31, 2005.   The increase in the quarter is the result of higher revenues as explained previously.

Broadcasting operating expenses were $17.3 million for the quarter ended March 31, 2006 compared to $16.2 million for the quarter ended March 31, 2005.  The increase in operating expenses is related primarily to increased advertising and promotion costs incurred to drive ratings and ultimately drive increased advertising revenue, increased financial costs as well as higher regulatory fees driven primarily by revenue growth.

The factors noted above contributed to a 24.8% increase in EBITDA in the quarter ended March 31, 2006, compared to the same period in the prior year.

Entertainment

The Entertainment business co-owns and co-produces the highly successful CSI franchise. The Company also distributes the CSI franchise in all territories outside the United States. It also acquires and distributes television programs to broadcasters worldwide, DVD distributors, and sub-distributors throughout the world.

Over the past five years the Company has virtually exited its capital-intensive production activities, as the international market for the type of production the Company traditionally produced has changed fundamentally.  In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise.  In the year ended December 31, 2005, the Company produced 72 hours of prime-time drama, all of which related to the CSI franchise.

The Company’s Entertainment business is focused on (i) maximizing the value of the CSI franchise and (ii) exploiting its library of programming rights worldwide.

i.      Maximize value of CSI franchise.  The CSI franchise, including CSI: Crime Scene Investigation, CSI: Miami and CSI: NY, is 50/50 co-owned with and co-produced by CBS Productions, a subsidiary of CBS Corporation. The Company receives a 50% share of worldwide profits from all CSI properties in all media formats (after payment of third party participations including residuals and royalties), in perpetuity. Key revenue sources include U.S. network first window licence fees, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home DVD, and worldwide merchandising and licencing.

ii.     Licence and re-licence international library of program rights worldwide.  The Company continues to licence its

(1)  Television Bureau of Canada, TSS Survey September 2004 – August 2005.

(2)  Nielsen Media Research Mo-Su 6a-6a Shares of Hours Tuned, P2+, English Canada, Buyable Share of Hours Tuned where Canadian Commercial Specialty and Canadian Commercial Conventional = 100%, 08/30/04-08/28/05

library of approximately 1,000 titles, representing approximately 5,500 hours of programming rights.  These rights are typically licenced in “bulk” deals to broadcasters and sub-distributors worldwide.

Entertainment generates revenue from the production and distribution of the CSI franchise domestically and internationally, the distribution of previously produced and acquired television programming and from the licencing of a limited amount of factual and kids programming.

The Entertainment business comprises two reportable segments, CSI and Other.

The Company’s interest in the three CSI television series as co-producer is accounted for as a 50% jointly controlled production.

The Company is responsible for its share of the production costs for the three CSI series, which is recorded as an increase in the Company’s investment in film and television programs, and is amortized in accordance with the individual film forecast method prescribed by AICPA Statement of Position 00-2, “Accounting By Producers and Distributors of Film” (“SoP 00-2”). Other direct operating expenses include distribution expenses (prints and advertising and other direct costs), third party participation costs, including royalties and residuals, and the co-producer’s share of net profits recognized by the Company arising from the three CSI series. Reimbursements of previously incurred production costs are recorded when the contractual conditions for reimbursement are met, the amount is determinable and collection is reasonably assured. The amounts are collected over a period exceeding one year and are recorded at fair value as an increase in accounts receivable, a reduction of investment in film and television programs, and direct operating expense, to the extent the investment in the related television program is reduced to nil.   These reductions result in sales of the CSI series generating higher margins for several quarters following recognition of the reimbursement. The CSI franchise is expected to continue to perform strongly. During the second quarter, the Company expects the CSI franchise to record reimbursements of previously incurred production costs.

The Company is the distributor of the CSI franchise for all territories outside of the United States. These sales are recorded as revenue when the relevant revenue recognition criteria are met. The Company benefits from United States exploitation by recording its 50% interest in first window United States network license fees as revenue upon delivery, and its 50% interest in United States after sales (including second window cable sales, weekend syndication, DVD, merchandising & licensing), net of distribution fees, expenses and third party participation costs, including royalties and residuals, as revenue when the amounts are reported to the Company by the co-producer. The co-producer holds the distribution rights for United States after sales.

Given the variability of timing in the recognition of revenues, costs, and reimbursements of previously incurred production costs associated with the CSI series, revenue, direct operating expenses and direct profit may vary significantly from period to period.

Results of Operations

The following table presents a summary of Entertainment operations for the three months ended March 31, 2006 and 2005 (in millions of Canadian dollars):

Three months ended March 31,	2006	2005	$ Increase (decrease)	% Increase (decrease)
Revenue	101.1	101.7	(0.6)	(0.6)
Direct operating expenses	64.8	66.2	(1.4)	(2.1)
Direct profit	36.3	35.5	0.8	2.3
Operating expenses	3.7	4.3	(0.6)	(14.0)
Earnings before undernoted (EBITDA)	32.6	31.2	1.4	4.5

The following table presents additional information for the Entertainment business segments for the three months ended March  31, 2006 and 2005 (in millions of Canadian dollars):

	CSI	Other	Total
Three months ended March 31, 2006
Revenue	93.1	8.0	101.1
Direct profit	34.8	1.5	36.3

Three months ended March 31, 2005
Revenue	89.8	11.9	101.7
Direct profit (loss)	36.4	(0.9)	35.5

Entertainment revenue for the quarter ended March 31, 2006 decreased by $0.6 million when compared to the prior year’s period. This decrease is the result of a decrease in Other revenue of $3.9 million, partially offset by a $3.3 million, or 3.7%, increase in CSI revenue.  The decrease in Other revenue from $11.9 million for the three months ended March 31, 2005 to $8.0 million for the three months ended March 31, 2006 is due primarily to the timing of sales in the current year. The increase in CSI revenue is primarily due to the Company’s participation in exploitation revenues in the United States and higher license fees, which were partially offset by the impact of the stronger Canadian dollar. The negative impact of foreign exchange on CSI revenue in the quarter was $5.8 million.  The foreign exchange rate for the first quarter of 2006 was $1.15 compared to $1.23 in the prior year’s quarter.

Direct profit for the quarter ended March 31, 2006 increased by $0.8 million compared to the prior year’s period.  This increase was the result of a $2.4 million increase in Other direct profit, which was partially offset by a $1.6 million decrease in CSI direct profit. The increase in Other direct profit is partly attributable to higher margins recognized on sales of the Company’s library of film and television programs during the current quarter.  This improvement in margin is due to a reduction in amortization expense and participation costs. The decrease in CSI direct profit is due to higher amortization expense recorded during the current quarter.  This increase is driven by an increase in the CSI investment in film asset, which continues to build as the Company produces and delivers new episodes of the franchise.   The strengthening of the Canadian dollar also contributed to the decline in CSI direct profit. The negative impact of foreign exchange on CSI direct profit in the quarter was $2.2 million.

Direct margin increased from 34.9% in the quarter ended March 31, 2005 to 35.9% in the current quarter.    This increase is attributable to an increase in Other direct margin, which was partially offset by a decrease in CSI direct margin. CSI direct margin declined from 40.5% in the quarter ended March 31, 2005 to 37.4% in the current quarter.  In the prior year’s quarter, the CSI franchise benefited from a previous reimbursement of production costs which lowered the investment in film balance and the amortization expense and increased direct margin for several quarters.  The increase in the investment in film asset, as new episodes have been produced and delivered, has led to higher amortization expense and a return to a normalized margin.  The improvement in Other direct margin is due to a reduction in amortization expense and participation costs.

Entertainment operating expenses were $3.7 million in the three months ended March 31, 2006, compared to $4.3 million in the same period in the prior year.  The decrease of $0.6 million for the quarter compared to the prior year’s quarter is primarily the result of savings in professional fees.

The factors noted above contributed to an increase of 4.5% in EBITDA in the quarter ended March 31, 2006, compared to the prior year’s quarter.

Motion Picture Distribution

The Company’s Motion Picture Distribution business, through its 51% indirect ownership interest in Distribution LP, is a leading distributor of motion pictures in Canada, with a strong and growing presence in the United Kingdom through its wholly-owned subsidiary Momentum and in Spain through of its wholly-owned subsidiary Aurum. The Motion Picture Distribution business comprises three reportable segments: Domestic Distribution, Momentum and Aurum. (see note 9 of the Company’s unaudited interim consolidated financial statements). Other business activities include the exhibition of motion pictures through Alliance Atlantis Cinemas (“Cinemas”). Domestic Distribution includes the acquisition and distribution of film and television programs in Canada and Cinemas. Distribution LP holds a 51% interest in Cinemas, a partnership with Cineplex Entertainment LP that operates three movie theatres in Canada.

Distribution LP generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of DVDs, and from the exhibition of motion pictures through its cinemas.

Distribution LP is a leading distributor of motion pictures in Canada.  Over each of the past five years Distribution LP has released an average of 81 theatrical motion pictures and 186 DVD titles in Canada.  Distribution LP has exclusive Canadian distribution arrangements with New Line Cinema, The Weinstein Company, Focus Features, Dimension Films, Miramax Films, IFC Films and Remstar.

Distribution LP’s management believes Distribution LP is the only independent distributor operating in three key territories (Canada, U.K., and Spain) that can collectively represent up to 18% of the global box office.  This platform provides it with enhanced access to high quality content, economies of scale with respect to theatrical print and DVD duplication costs, as well as spreading fixed costs over a broader base.   Distribution LP’s strategy is to (i) maintain a leading market position in Canada, (ii) grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

i.      Maintain a leading position in Canada.  During 2005, Distribution LP had theatrical market share of approximately 15%. Distribution LP’s strong Canadian market share and consistently strong performance has resulted in excellent relationships with local exhibitors, retailers, wholesalers and broadcasters making it an attractive distributor for independent U.S. studios and other producers seeking access to the Canadian market.

ii.     Generate profitable international growth.  Distribution LP intends to grow its U.K. and Spanish operations, each of which had theatrical market shares of approximately 2% in 2005. In both of these regions, the film distribution industry possesses strong fundamentals in the theatrical and home entertainment windows especially driven by DVD penetration.  In addition, Distribution LP has identified Germany and France as two territories for possible future expansion. Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

iii.    Exploit library.  Distribution LP has a library of approximately 5,000 titles, which is licenced to consumers on DVD, and to broadcasters (conventional, cable, VOD, SVOD) who have strong demand for motion picture content.  Distribution LP typically holds the rights for up to 22 years.

Domestic Distribution obtains distribution rights for motion pictures primarily through its aforementioned output agreements with New Line Cinema, The Weinstein Company, Focus Features and Miramax Films, four of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world.  In Europe, Momentum and Aurum primarily acquire theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, have entered into multi-jurisdictional agreements.  Distribution LP typically distributes motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets.

Distribution LP is pursuing resolution of certain matters relating to the acquisition of Aurum and potential recovery of certain amounts. The amount of recovery, if any, cannot be determined at this time but may be material. Any recovery will, in addition to contributing cash to Distribution LP, result in a change in the purchase price allocation that will principally go to reduce goodwill. Should the recovery be materially less than Distribution LP anticipates, an impairment of goodwill associated with the acquisition may be required. Arbitration proceedings under the rules of the London Court of International Arbitration are underway pursuant to the terms of the agreement of purchase and sale. Distribution LP expects to have a determination from the arbitration during the current year.

The Company consolidates the operations of Distribution LP into its results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% minority interest.  Although an authorized credit facility, including a $50.0 million term loan, a $25.0 million revolving credit facility, and a $50.0 million revolving term credit facility, that has been secured by Distribution LP is non-recourse to the Company, the portion, if any, of the facility that has been drawn is included in the Company’s reported consolidated total indebtedness.  The Company’s future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

Results of Operations

The following table presents a summary of Motion Picture Distribution operations for the three months ended March 31, 2006 and 2005 (in millions of Canadian dollars):

Three months ended March 31,	2006	2005	$ Increase (decrease)	% Increase (decrease)
Revenue	100.6	100.3	0.3	0.3
Direct operating expenses	84.5	90.1	(5.6)	(6.2)
Direct profit	16.1	10.2	5.9	57.8
Operating expenses	9.9	11.9	(2.0)	(16.8)
Earnings (loss) before undernoted (EBITDA)	6.2	(1.7)	7.9	—

The following table outlines further information on Motion Picture Distribution’s revenue, direct profit (loss), and earnings (loss) before undernoted that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars):

	Domestic Distribution	Momentum	Aurum	Total
Three months ended March 31, 2006
Revenue	72.5	19.1	9.0	100.6
Direct profit	14.2	1.5	0.4	16.1
Earnings (loss) before undernoted (EBITDA)	8.1	(1.1)	(0.8)	6.2
Three months ended March 31, 2005
Revenue	70.9	20.6	8.8	100.3
Direct profit (loss)	10.0	(0.1)	0.3	10.2
Earnings (loss) before undernoted (EBITDA)	0.7	(1.3)	(1.1)	(1.7)

The following table outlines further information on Motion Picture Distribution’s revenue that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars)(1).

Three months ended March 31, 2006	Theatrical	DVD	Television	Total
Domestic Distribution	15.2	45.3	12.0	72.5
Momentum Pictures	4.2	14.3	0.6	19.1
Aurum	2.5	3.0	3.5	9.0
	21.9	62.6	16.1	100.6
Three months ended March 31, 2005
Domestic Distribution	13.5	45.2	12.2	70.9
Momentum Pictures	5.0	9.7	5.9	20.6
Aurum	0.9	5.0	2.9	8.8
	19.4	59.9	21.0	100.3

Revenue for the three months ended March 31, 2006 increased $0.3 million to $100.6 million due to increases in Domestic Distribution and Aurum offset by a decrease in Momentum in the quarter.

Domestic Distribution’s revenue for the three months ended March 31, 2006 increased $1.6 million to $72.5 million. Increases in both theatrical and DVD revenues were offset by declines in television sales and Cinemas revenue.  Overall, theatrical revenue increased by $1.7 million reflecting both the strong performances of Brokeback Mountain and Hoodwinked compared to Son of the Mask and Cursed in the prior year’s quarter offset by the lower contribution from Cinemas as a result of the reduced number of operating theatres. DVD revenue was comparable to the prior year’s quarter with a slight increase of $0.1

(1) Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, DVD and television distribution channels.

million. Current quarter DVD sales include Wedding Crashers, A History of Violence, Derailed and The Constant Gardener compared to The Notebook, Shall we Dance and Finding Neverland in the prior year’s quarter. Television revenue decreased slightly to $12.0 million from $12.2 million in the prior year’s quarter due to the timing of television sales.

Revenue for Momentum decreased $1.5 million or 7.3% to $19.1 million compared to $20.6 million in the prior year’s quarter. Theatrically, Momentum released one notable title in the quarter, Just Friends compared to two notable titles in the prior year’s quarter, Racing Stripes and Vera Drake, leading to a decrease of $0.8 million. Other theatrical titles released in the quarter included The Weather Man and Tsotsi. DVD revenue increased $4.6 million due to the strong sales on Lord of War and Broken Flowers. Television revenue decreased $5.3 million from the prior year’s quarter due to the timing of television sales. The prior year’s quarter included free and pay TV sales of Crossroads, The Statement, Out of Time and National Lampoon’s Van Wilder.

Aurum’s revenue increased $0.2 million or 2.3% to $9.0 million from the prior year’s quarter largely as a result of the increase in theatrical and television revenues partially offset by a decline in DVD revenue. The increase of $1.6 million in theatrical revenue reflects the increased number of theatrical releases in 2006 compared to 2005. The current quarter theatrical release slate included Prime, Just Friends and The Magic Roundabout compared to Entre Vivir y Sonar in the prior year’s quarter.  The current quarter’s DVD slate including The Dark and The Magic Roundabout, decreased $2.0 million from the prior year’s strong comparables. Television revenue increased $0.6 million largely due to the television sale of Diablo.

Direct profit for the three months ended March 31, 2006 increased $5.9 million, or 57.8% to $16.1 million.

Direct profit for Domestic Distribution for the three months ended March 31, 2006 increased by $4.2 million to $14.2 million reflecting a direct margin of 19.6% in the current quarter compared to a 14.1% margin in the prior year’s quarter. The margin in the prior year’s quarter was suppressed by the poor theatrical performances of Son of the Mask and Cursed and the print and advertising (“P&A”) costs incurred on Sin City. The margin in the current quarter is reflective of a stronger theatrical slate, which included Brokeback Mountain, and the relative weighting of higher margin DVD product.

Momentum’s direct profit increased to $1.5 million, or a margin of 7.9%, for the three months ended March 31, 2006 compared to a loss of $0.1 million for the three months ended March 31, 2005. The current quarter’s margin reflects both the relative weighting of DVD revenues which have higher margins and the offsetting P&A costs incurred on The Dark, released in April 2006, which reduced direct profit as no theatrical revenue was recognized to defray the P&A costs. P&A costs incurred on Tsotsi and the less than expected theatrical performance of The Weather Man also contributed to the suppressed margin. The margin in the prior year’s quarter was suppressed by the P&A costs incurred on Racing Stripes and Downfall.

Aurum’s direct profit increased $0.1 million to $0.4 million reflecting a direct margin of 4.4% compared to a direct margin of 3.4% for the three months ended March 31, 2005. The increase is largely due to the higher weighting on television product.

Operating expenses decreased by $2.0 million to $9.9 million for the three months ended March 31, 2006 compared to $11.9 million for the three months ended March 31, 2005. The decrease is a result of decreases in Domestic Distribution and Aurum offset by an increase in Momentum.

The decrease in Domestic Distribution’s operating expenses of $3.2 million for the three months ended March 31, 2006 is primarily due to a decrease in employee costs relating to the Capital Pool Plan, the Equity Pool Plan and the Consideration Pool Plan. The prior year’s quarter reflects the expense of the initial payment under the Consideration Pool Plan. Also included in the prior quarter’s operating expenses are one-time costs relating to an unsuccessful acquisition.

The factors noted above contributed to an increase of $7.9 million in EBITDA in the three months ended March 31, 2006, compared to the three months ended March 31, 2005.

Corporate and Other

Corporate and Other is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

Operating expenses in Corporate and Other were $10.5 million in the three months ended March 31, 2006 compared to $7.2 million in the same period in the prior year.  The increase in the quarter is primarily related to an increase in stock based compensation costs where the prior year’s quarter included a $0.6 million credit and the current quarter includes a charge of $3.1 million primarily relating to the Company’s Performance Share Appreciation Plan. The increase mainly results from an over-achievement with respect to the Company’s share price versus a comparator group of TSX listed companies. This increase more than offsets a decrease of $0.4 million in other corporate operating expenses primarily due to lower professional fees.

Other Statement of Earnings Items

Amortization  Amortization includes amortization of property and equipment, amortization of other assets and development costs charges. Amortization was $2.7 million for the quarter ended March 31, 2006 compared to $3.7 million for the quarter ended March 31, 2005, representing a decrease of $1.0 million.  This decrease is mainly due to a reduction of development costs charges as a result of the restructuring of our Entertainment operations in December 2003.  Also contributing to the decrease is the prior year including additional amortization of costs related to certain broadcast intangibles, which are now fully amortized.

Interest   Interest expense increased $0.8 million to $6.3 million for the three months ended March 31, 2006 compared to $5.5 million for the three months ended March 31, 2005.

The increase in interest expense for the three months ended March 31, 2005 is primarily the result of higher interest expense incurred on increased borrowings under Distribution LP’s revolving credit facilities as well as a higher effective interest rate.  The Company’s average cost of borrowing in the quarter was 6.1% compared to 4.7% in the prior year’s quarter.

Net indebtedness (indebtedness less cash and cash equivalents) decreased from $386.1 million at March 31, 2005 to $366.4 million at March 31, 2006, a decrease of $19.7 million.  The decrease results from improvements in the Company’s operating cash flow, driven by operational improvements.  Also, a portion of the reduction in net indebtedness relates to the impact of the strengthening Canadian dollar relative to the U.S. dollar on the Company’s U.S. dollar denominated debt.

Equity Losses in Affiliates   Equity losses in affiliates for the quarter ended March 31, 2006 was $0.1 million compared to nil for the quarter ended March 31, 2005.  Equity earnings and losses in affiliates include the Company’s share of earnings and losses from its investments in digital specialty television channels One: The Body, Mind and Spirit Channel and Scream.

Minority Interest   Minority interest primarily represents the 49% interest of Movie Distribution Income Fund in the earnings of Distribution LP.  For the quarter ended March 31, 2006 minority interest was $4.6 million, compared to a recovery of $1.7 million in the prior year’s quarter. The change from the prior year reflects net income for Distribution LP in the current quarter compared to a net loss in the prior year.

Earnings From Operations Before Undernoted (Operating Earnings) Operating earnings for the three months ended March 31, 2006 were $34.7 million compared to operating earnings of $31.2 million for the three months ended March 31, 2005.

Foreign Exchange (Gains) Losses Foreign exchange gains for the three months ended March 31, 2006 were $0.7 million compared to losses of $1.3 million in the prior year’s quarter.  The gains for the current quarter are primarily unrealized and are related to the long-term investment in foreign operations held by the Company’s Motion Picture Distribution business and are offset by unrealized losses on the unhedged portion on the Company’s long-term U.S. dollar denominated debt.

Income Taxes   The income tax provision for the three months ended March 31, 2006 increased by $7.2 million to $13.9 million compared to the three months ended March 31, 2005.  The increase is a result of the mix of earnings between different tax jurisdictions, as well as the impact of recovering certain valuation allowances in the prior year which had the effect of lowering the overall income tax rate.

Net Earnings  The net earnings for the three months ended March 31, 2006 was $21.5 million compared to net earnings of $23.2 million for the three months ended March 31, 2005.  A higher effective tax rate this year was due to the mix of earnings between different tax jurisdictions, as well as the impact of recovering certain valuation allowances in the prior year which had the effect of lowering the overall income tax rate in the prior year.  On a basic and diluted basis, net earnings per share were $0.50 and $0.49, respectively for the three months ended March 31, 2006, compared to basic and diluted net earnings per share of $0.53 and $0.52, respectively for the three months ended March 31, 2005.

Liquidity and Capital Resources

Current and Short Term Liquidity

The nature of the Company’s business is such that significant expenditures are required to produce, acquire and promote television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching digital television channels and other initiatives may be capital intensive. This also results in significant working capital requirements.  The Company has historically financed its working capital requirements through a combination of cash flow from operations, the use of revolving credit facilities, and the issuance of debt.

Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of the revolving credit facility and the current portion of term loans, was a deficiency of $220.9 million at March 31, 2006 compared to a deficiency of $187.0 million at March 31, 2005, representing a decline of $33.9 million.  The most significant contributors to the decline in the Company’s working capital were the increase in Distribution LP’s revolving credit facility and the decrease in cash and cash equivalents.

The Company’s operating cash flow (see note on non-GAAP measures on page 21 for the definition and calculation of operating cash flow) for the three months ended March 31, 2006 was an inflow of $22.9 million compared to an inflow of $21.7 million for the three months ended March 31, 2005, representing an increase of $1.2 million.

The Company’s free cash flow (see note on non-GAAP measures on page 21 for the definition and calculation of free cash flow) for the three months ended March 31, 2006 was an outflow of $7.1 million compared to an inflow of $47.1 million for the three months ended March 31, 2005, representing a decline of $54.2 million.  The quarter ended March 31, 2006 was affected by a change in non-cash operating balances, mainly due to decreased accounts payable balances in the current quarter due to royalty and other payments related to the Motion Picture Distribution business and a net increase in the investment and film account relating to the CSI investment in film asset. Free cash flow during the fourth quarter of 2005 was exceptionally strong, partly due to the timing of working capital movements.

Excluding Distribution LP, free cash flow during the quarter ended March 31, 2006 was an inflow of $8.6 million compared to an inflow of $21.6 million in the prior year’s period.

As previously mentioned, the Company’s net debt, which comprises the revolving credit facility and term loans, net of cash and cash equivalents, decreased by $19.7 million, from $386.1 million at March 31, 2005 to $366.4 million at March 31, 2006, primarily as a result of improvements in operating cash flow and the impact of the strength of the Canadian dollar on the U.S. dollar denominated debt, offset by the increase in Distribution LP’s revolving credit facility.

Net debt, excluding the non-recourse net debt of Distribution LP, decreased from $390.1 million at March 31, 2005, to $300.3 million at March 31, 2006, a decrease of $89.8 million.

Commitments   As disclosed in the Company’s December 2005 Corporate Report, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, certain broadcast intangible assets, production financing and term loans.  The Company plans to fund these commitments through cash flow from operations; however, any temporary deficiencies in this cash flow will be funded by the Company’s revolving credit facility.

Refer to Management’s Discussion and Analysis in the Company’s December 2005 Corporate Report for further details of the Company’s commitments.

Capital Resources

On December 21, 2005 the Company amended its existing credit facility agreement.  Term Loan B was replaced by Term Loan C.  The amendment allows for greater flexibility regarding the use of the Company’s available funds and reduced the interest rate margin by 25 basis points.

Revolving Credit Facility   At March 31, 2006 the revolving credit facility provided up to $175.0 million in available committed credit bearing interest at the Banker’s Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points. At March 31, 2006 no amounts were drawn on this facility.  As at March 31, 2006 unused credit facilities aggregating $147.8 million were available under the facility, net of outstanding letters of credit.

The Distribution LP revolving credit facility provides up to $25.0 million in borrowings bearing interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Bankers’ Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two-thirds of the revolving credit facility commitment. During 2005, the facility was extended for a further 364 days with a maturity date of October 9, 2006.

The Distribution LP revolving term credit facility provides up to $50.0 million in borrowings bearing interest at either the Canadian prime rate and the U.S. base rate plus a margin of 200 to 300 basis points or the Bankers’ Acceptance rate and the LIBOR rate plus a margin of 300 to 400 basis points. The revolving term credit facility matures on October 15, 2006.

At March 31, 2006, none of Distribution LP’s revolving credit facility and $26.5 million of the revolving term credit facility has been drawn and Distribution LP had unused credit facilities aggregating $48.5 million.

Term Loans   Term loans include the Company’s five-year US$61.9 million (December 31, 2005 – US$63.6 million; March 31, 2005 – US$108.6 million) term loan A credit facility and seven-year US$239.5 million term loan C credit facility (formerly term loan B (December 31, 2005 – US$240.1 million; March 31, 2005 – US$250.0 million)). Term loans also include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP.

Advances under the five-year US$61.9 million term loan A credit facility bear interest at the Banker’s Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points.  Advances under the seven-year US$239.5 million term loan C credit facility bear interest at the Banker’s Acceptance or LIBOR rate plus a margin of 150 basis points.  The principal amount of all advances under the term loan A and term loan C credit facilities are being repaid in 19 and 27 consecutive quarterly installments, respectively, which commenced June 30, 2005.

On April 22, 2005 and July 28, 2005, the Company made voluntary repayments on both the term Loan A and C Credit Facilities totaling US$43.9 million and US$8.1 million, respectively.

At March 31, 2006, the entire $50.0 million non-revolving term facility held by Distribution LP was drawn. The Distribution LP term loan bears interest at either the Canadian prime rate and the U.S. base rate plus a margin of 200 to 300 basis points or the Banker’s Acceptance rate and the LIBOR rate plus a margin of 300 to 400 basis points. The term loan matures on October 15, 2006.

Capital Expenditures As at March 31, 2006 the Company had no material firm capital expenditure commitments.  The Company’s capital expenditure budget for Fiscal 2006 will be funded primarily from cash flow from operations.

Long Term Liquidity

Since the first quarter of fiscal 2002, the Company reduced its net debt, defined as the Company’s revolving credit facility, senior subordinated notes and term loans, net of cash, from a peak of $729.7 million to $366.4 million on March 31, 2006.  In order to establish more cost effective and appropriate financing, the Company successfully completed a refinancing of substantially all of its existing credit facilities in December 2004 with further modification in December 2005.

Management believes that the availability of the current revolving credit facilities, term loans, capital base and earnings from operations will be sufficient to fund the Company’s operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Capital Structure

In an effort to maximize shareholder value, and to determine appropriate uses of free cash flow, during 2005 the Company reviewed its capital structure. Following the review, the Company established target debt levels for the business and determined appropriate uses of free cash flow beyond current reinvestment opportunities.  The Company will target a Net Debt to EBITDA (see note on non-GAAP measures on page 21) ratio in the range of 1.5x to 2.5x, excluding its Motion Picture Distribution business.  At March 31, 2006, the Company’s Net Debt to EBITDA ratio was 2.0, excluding its Motion Picture Distribution business. The Company plans to monitor its capital structure and maintain this range by repurchasing shares under its normal course issuer bid. The Company has been successful in its debt reduction objectives, and remains keenly focused on free cash flow generation, and has determined these capital structure objectives to be a complementary way to enhance shareholder value.

On December 16, 2005, the Company renewed its existing normal course issuer bid for a one year period. The authorized normal course issuer bid allows the Company to purchase for cancellation up to 50,272 Class A Voting Shares, representing approximately 5% of the issued and outstanding Voting Shares of the Company and up to 4,093,942 Class B Non-Voting Shares, representing 10% of the public float of the Company’s Non-Voting Shares. Purchases may be made during the 12 month period commencing December 20, 2005 and ending no later than December 19, 2006 through the facilities of the TSX, in accordance with all regulatory requirements. During the quarter ended March 31, 2006, the Company repurchased 694,300 Class B Non-Voting Shares at an average price $34.94 per share. Since the Company announced its capital structure objectives in the fourth quarter of fiscal 2005, the Company has used approximately $41.4 million of free cash flow to acquire approximately 1.2 million Class B Non-Voting Shares.

Related Party Transactions

There have been no significant changes in the nature or value of related party transactions since December 31, 2005.  Refer to Management’s Discussion and Analysis in the Company’s December 2005 Corporate Report for further details of related party transactions.

Outstanding Shares

The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares.  At May 9, 2006 the Company had 1,005,447 Class A Voting Shares and 41,884,287 Class B Non-Voting Shares outstanding compared to 1,005,447 Class A Voting Shares and 41,795,287 Class B Non-Voting Shares outstanding as at March 31, 2006.    The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder’s option into one fully paid and non-assessable Class B Non-Voting Share.  The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

Off Balance Sheet Arrangements

There have been no significant changes in the Company’s off balance sheet arrangements since December 31, 2005.  Refer to Management’s Discussion and Analysis in the Company’s December  2005 Corporate Report.

Market Risk

The Company is exposed to market risk related to interest rates and foreign exchange rates.  The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

Foreign Exchange Risk   A significant portion of the Company’s revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 44.2% of our revenues for the quarter ended March 31, 2006 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars.  Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company’s U.S. dollar denominated term loans and expenditures on certain film and television programs.  The Company believes its future U.S. dollar cash inflows generated on certain film and television programs will be sufficient to fund the repayment of U.S. dollar indebtedness. As at March 31, 2006, there were no foreign exchange forward contracts outstanding.

Interest Rate Risk   The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its revolving credit facility and term loans.  In an effort to manage its exposure to movements in interest rates on its floating interest rate term loans, the Company entered into an interest rate swap agreement effective March 15, 2006 whereby the Company pays interest at a fixed rate of 5.185% and receives a floating rate. The agreement is for a notional principal amount of US $225.0 and expires on December 20, 2011. Inclusive of the margin, the Company pays a rate of approximately 6.7% on this debt.

Credit Risk   Credit risk on the Company’s accounts receivable is controlled as a result of there being a wide variety of customers, markets and geographic areas to which the Company sells.

Critical Accounting Policies and Estimates

With the exception of the following, there have been no significant changes in the Company’s accounting policies and estimates since December 31, 2005.  Refer to Management’s Discussion and Analysis in the Company’s December 2005 Corporate Report.

Derivative Financial Instruments The Company has entered into an interest rate swap agreement to manage its exposure to movements in interest rates on its floating interest rate term loans.

The Company has determined that the interest rate swap is an effective hedge, both at inception and over the term of the related loans, as the term of maturity, the notional principal amount and the interest rate basis of the interest rate swap agreement match the terms of the debt being hedged.

The interest rate swap agreement involves the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment to interest expense on the hedged term loans. The related amount payable to or receivable from the interest rate swap counterparty is included as an adjustment to accrued interest.  Unrealized gains or losses resulting from market movements in interest rates are not recognized in earnings.

Realized and unrealized gains or losses associated with derivative financial instruments designated as a hedge, which have been terminated or cease to be effective prior to maturity, would be deferred under other assets or liabilities on the consolidated balance sheets and are recognized in earnings in the period in which the underlying hedged transaction is recognized.  In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative financial instrument is recognized in earnings immediately.

Non-monetary Transactions  In June 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3831, “Non-monetary Transactions”.  This standard supersedes CICA Handbook Section 3830, “Non-monetary Transactions” and requires all non-monetary transactions to be measured at the fair value of the asset given up or asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions.  The commercial substance approach differs from the prior approach related to the culmination of the earnings process as a test for fair value measurement.  The commercial substance requirement is met when an entity’s future cash flows are expected to change significantly as a result of the transaction.  This standard was effective for transactions initiated in fiscal periods beginning on or after January 1, 2006.  The adoption of this standard did not have a material impact on the Company’s results of operations and financial position.

Accounting Changes and Recent Accounting Pronouncements

Refer to Management’s Discussion and Analysis in the Company’s December 2005 Corporate Report.

Financial Instruments

With the exception of the interest rate swap agreement discussed under the heading “Market Risk”, there have been no significant changes in the Company’s financial arrangements since December 31, 2005.  Refer to Management’s Discussion and Analysis in the Company’s December 2005 Corporate Report.

Industry Risk and Uncertainties

In addition to the revised risk factors set out below, refer to the “Industry Risk and Uncertainties” section in the Management’s Discussion and Analysis for the year ended December 31, 2005, which is available on SEDAR at www.sedar.com and was contained in the Company’s December 2005 Corporate Report.

Regulatory Environment The Company’s specialty television channels are regulated by the CRTC, which grants and renews licences. The Company’s CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The Company’s inability to renew any of its licences on as favourable terms would have an adverse impact on its results of operations, prospects or financial condition. Changes in the regulations governing the Company’s specialty television channels, including decisions by regulators affecting its broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to the Company’s competitors, or the introduction of new regulations by regulators, could adversely impact the Company’s operating results, prospects or financial condition.

In its Broadcasting Public Notice CRTC 2006-47 (April 12, 2006), the CRTC announced that mobile television broadcasting services using cellular telephones fall within the CRTC’s 1999 New Media Exemption Order because such services are “delivered and accessed over the Internet”. As a result, television programming made available through cellular telephones and other wireless handsets is currently exempt from federal regulation.

While this decision should provide the Company with increased flexibility to pursue its mobile television strategy, it also exposes the Company to additional risks, including increased competition from incumbent and new entrant cellular telephone companies, which it is anticipated will be able to offer mobile television broadcasting services largely free of regulatory constraints.  The absence of Canadian content requirements on mobile television broadcasting services may decrease demand for the Company’s library of Canadian content and the increased proliferation of resulting foreign content, including from U.S. services associated with the Company’s channel brands, may dilute the effectiveness of the Company’s channel brands.  The CRTC’s decision may also create an increasingly uncertain regulatory environment as to its future direction with respect to emerging media technologies.

Changes in public policy related to Canadian ownership of broadcasting or other fundamental principles of the broadcasting system could adversely affect the Company’s relationships with foreign partners in broadcasting or its position in the advertising market.  As the federal and provincial governments review and modify their funding programs for television production, the Company’s broadcasting business could be impacted by fewer resources to fill the gap between licence fees and the independent producers’ ability to finance their productions.  Since the Company’s broadcast conditions of licence determine its original production needs, these reviews and modifications could be a risk to some of the Company’s specialty television channels.

Departure of Key Personnel The Company relies to a significant degree on the experience, leadership and skills of senior executives who provide unique and useful services to it and who would be difficult to replace on short notice.  The loss of services of any key personnel could have an adverse impact on the Company’s business, results of operations, prospects or financial condition.

Personal relationships with suppliers and customers play a significant role in the motion picture distribution business. Often, content suppliers will make a decision as to the initiation or renewal of a distribution agreement based on their assessment of that distributor’s key personnel and on whether such key personnel remain employed by the distributor. Distribution LP’s output agreement with one of its principal content suppliers may be terminated in certain circumstances if a named officer ceases to be involved in the business. As a result, Distribution LP is dependent on the continued employment of certain key personnel and the continued goodwill between those individuals and key decision makers of the relevant content supplier.

Issues have arisen from time to time between Alliance Atlantis and senior management of Distribution LP relating to the business. Those issues were satisfactorily resolved in each case but had they not been, they might have led to the resignation of a named officer. No assurance can be given that other issues will not arise in the future or that they can be satisfactorily resolved.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP as supplemental indicators of our operating performance and financial position.  These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future.  Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years.  The following discussion defines the measures that the Company uses and explains why management believes they are useful measures of performance:

Earnings before undernoted (EBITDA) and direct profit   The Company uses EBITDA and direct profit to measure operating performance.  EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings before undernoted, which are earnings before amortization, interest, equity (earnings) losses in affiliates, minority interest, foreign exchange gains and losses and income taxes.  Direct profit is defined as revenue less direct operating expenses, as defined in note 9 to the Company’s unaudited interim consolidated financial statements.

Operating earnings (loss) Operating earnings (loss) has been defined as earnings (loss) from operations before undernoted, which are earnings before foreign exchange gains and losses and income taxes.

Operating cash flow and free cash flow Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less purchases of property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance.  Management uses operating cash flow and free cash flow to assess the Company’s ability to satisfy working capital needs, repay debt and fund capital expenditures and acquisitions.  These non-GAAP financial measures are provided to give users and investors a better understanding of the Company’s cash flow from normal or operational business activities.

While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached unaudited interim consolidated financial statements.  In addition, these non-GAAP financial and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies.   Operating cash flow and free cash flow have been reconciled to their related Canadian GAAP measures on page 22.

The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months ended March 31, 2006 and 2005 (in millions of Canadian dollars):

	For the three months ended March 31,
	2006	2005
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(6.1)	48.1
Less: Net changes in other non-cash balances related to operations	(30.0)	24.8
Less: Purchases of property and equipment	1.0	1.6
Operating cash flow	22.9	21.7
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(6.1)	48.1
Add: Cash and cash equivalents used in investing activities	(1.0)	(1.0)
Free cash flow	(7.1)	47.1

Additional information relating to the Company can be found on SEDAR at www.sedar.com.